Contact

www.linkedin.com/in/naimisha-rao
(LinkedIn)

Top Skills

Digital Marketing
Search Engine Marketing (SEM)
Search Engine Optimization (SEO)

Languages

Hindi (Elementary)
Telugu (Native or Bilingual)
French (Elementary)
English (Full Professional)

Honors-Awards

Standing Ovation Award
I-Deliver Award
I-Deliver Award

Naimisha Rao

Building Gullak - India's Savings App
Hyderabad, Telangana, India

Experience

Gullak Money
Co-Founder
April 2022 - Present (9 months)
Greater Bengaluru Area

Twin
Growth & Marketing
October 2020 - March 2022 (1 year 6 months)

- Led the digital acquisition channel which contributed to 80% of the revenue
- Owned the critical metric of CAC
- Achieved 3x improvement in conversions in a span of 6 months while reducing the customer acquisition cost by half
- Scaled pure digital conversions share from 0% to 25%
- Managed 15 million monthly ad spends
- Led multiple growth projects to explore newer avenues for growth & CAC optimization
- Scaled Google from 10% of overall spends to 50%;channel which gave the least CAC
- Improved lead to enrol% by 57% by improving the share of qualified leads & nurturing the leads via marketing automation & re-marketing
- Closely worked with a 50+ member sales team to improve conversion% by analysing the sales funnel & consumer insights while implementing digital sales automation systems
- Designed & conducted surveys to get a deep understanding of the consumer
- Collaborated with product development team to launch new growth avenues

Practically
Chief Of Staff
November 2019 - September 2020 (11 months)
Hyderabad Area, India

- Played a significant role in Practically's 0 to 1 journey
- Worked alongside partners in establishing brand positioning, vision, MVC & messaging

- Built the marketing team, set up marketing/sales/analytical tools & launched performance campaigns
- Identified low cost opportunities & directed associated marketing campaigns to generate
8X RoAS
- Conducted EC meetings to make informed business decisions, provide administrative
support & evaluate progress toward goals and objectives
- Developed analytical frameworks & relevant insights to support prioritization, scoping &
effective decision-making throughout organisation
- Encouraged coordination & cooperation among departments & continuously reviewed
interdepartmental processes
- Initiated timely project management within budget constraints for multi-faceted problems
concerning executive leaders
- Worked closely with the product team to set up product analytics & fix funnel drop offs
- Represented the company in GESS Dubai & BETT London. Got associated with multiple
partners across the globe

GenY Medium
2 years 10 months

Business Development Manager
September 2018 - October 2019 (1 year 2 months)
Hyderabad Area, India

- Led the business development operations for Hyderabad, Bangalore & Chennai markets
- Contributed to 50% of new acquisitions which include leading brands in healthcare, FMCG, education & hospitality industries
- Participated in 40+ pitches where I was involved in developing end to end marketing strategies for brands across various segments

Analytics Manager
November 2017 - December 2018 (1 year 2 months)
Hyderabad Area, India

- Managed a portfolio of 20+ clients across domains such as healthcare, fintech, real estate, education, automobile, consumer electronics, B2B SaaS products.
- Built the SEO practice which now contributes to 30% of the company's overall revenue
- Drove more than 40% increase in allotted portfolio ad spend
- Formulated strategies for new clients and intervened in existing ones where there is a bottleneck by analysing campaign data to build strategies which would deliver the required results. Helped multiple clients to achieve positive ROI consistently
- Led a team of 8 which works on ad management across platforms & SEO
- Conducted training sessions on different aspects of digital marketing

Digital Marketing Analyst
January 2017 - October 2017 (10 months)
Hyderabad Area, India

- Increased organic traffic up by 62% and revenue by 1107% for one of India's leading consumer electronics brand
- Scaled spends and leads by 2x (app install campaigns) in a months' time for an instant loan service provider in India. Reduced the Cost Per Customer Acquisition from INR 1500 to INR 800
- Helped reduce the Cost per lead by 50% for a leading real estate brand in Hyderabad
- Implemented new lead nurturing flows which led to increase of registration rates from 5% to 20% for a leading education brand
- Reduced the internal report generation time by 30% through introduction of new reporting formats
- Developed a forecasting dashboard that calculates target organic traffic, glidepath and the building blocks required to reach the target, which is continually used by the organization
- Involved in market research, keyword research, targeting and media planning
- Ran campaigns across platforms such as Google, Facebook, LinkedIn, Instagram, Quora, Hotstar, Taboola. Created insightful reports using advanced excel functions and analysed campaign data on a daily basis to identify opportunities for optimising ROI

Cognizant
1 year 5 months

Programmer Analyst
September 2016 - January 2017 (5 months)
Chennai Area, India

- Data analysis using Microsoft sqlserver'14 for a leading insurance player in the USA. Worked on migrating database from cybase to sqlserver. Involved in writing procedures and scripts for the migration
- Only Programmer Analyst who was selected for a project which dealt with research in the area of Microsoft azure cloud services for building an in house product for the data on demand vertical of cognizant

Programmer Analyst Trainee
September 2015 - August 2016 (1 year)

Education

Y Combinator
· (June 2022 - September 2022)

SRM University
Bachelor of Technology (B.Tech.), Civil Engineering · (2011 - 2015)